111 South Wacker Drive

Suite 4100

Chicago, IL 60606

Telephone: 312-443-0700

Fax: 312-443-0336

www.lockelord.com

Thomas V. Bohac

Direct Telephone: 312-443-0337

Direct Fax: 312-896-6075

tom.bohac@lockelord.com

October 16, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

Office of Disclosure Review

100 F Street NE

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	ABL Longevity Growth and Income Fund f/k/a Abacus Equity Income Fund
Amendment No. 7 to Registration Statement on Form N-2
Filed August 28, 2024
Securities Act File No. 333-274405
Investment Fund Act File No. 811-23900

Dear Ashley Vroman-Lee:

On behalf of our client, ABL Longevity Growth and Income Fund f/k/a Abacus Equity Income Fund (the “Fund”), we are submitting the Fund’s (a) responses to the comments made by the staff of the Division of Investment Management: Disclosure Review Office (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on September 24, 2024, with respect to the above-referenced Amendment No. 7 to the Registration Statement on Form N-2 and Statement of Additional Information (the “Registration Statement”) and (b) the responses submitted in our letter to the Staff on August 28, 2024 (the “Comment Response Letter”). Please advise if we have not accurately captured any oral comments delivered by the Staff.

Concurrently with the submission of this letter, the Fund is publicly filing Amendment No. 8 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not defined herein have the meanings ascribed thereto in the Revised Registration Statement. For the Staff’s convenience, we have reproduced the Staff’s comments below in bold and have followed each such comment with the Fund’s response thereto.

October 16, 2024

Legal Comments to Registration Statement

1.	In the first paragraph right after defined term “NYSE,” the disclosure says “generally” no later than the 14th day. Please delete “generally.”

The Revised Registration Statement that has been revised accordingly.

2.

On page 3, paragraph starts “similar metrics can be applied” – last two sentences say “this is not a guarantee that the valuation estimate,” consider moving everything after to the “discussion of risk factors” section.

We have moved the requested portion of this disclosure to page 31 of the Revised Registration Statement under “Summary of Risks – Risks Associated with Longevity Assets – Valuation Risks – General Valuation Risk.”

3.

Under the heading “closed end fund structure” in the second sentence (starting “rather shares of closed end funds. . .”). – The disclosure appears to confuse the types of funds that trade in the secondary market. Please consider clarifying that ETFs, which are open end funds, typically trade in the secondary market, or otherwise explain the basis for stating that closed end funds typically trade on the secondary market.

Please see page 3 of the Revised Registration Statement that has been revised to reflect that ETFs and closed end funds trade in the secondary market.

4.

Under “Risks related to Fund Closure” – Consider whether this should be moved to the discussion of risk factors. In the same paragraph, please consider whether reference to privately held funds is accurate, as ‘34 Act reporting under 12(g) doesn’t just apply to private companies.

Please see page 12 of the Revised Registration Statement where the referenced disclosure has been moved to the discussion of risk factors. In addition, we have deleted the reference to “privately held companies” from this paragraph.

5.	In the fee table, please add “common” before “shares” (i.e., “net assets attributable to common shares”).

Please see page 6 of the Revised Registration Statement where the fee table has been revised to add “common” before “shares.”

6.	In the fee table, please delete reference to AUM in the “Total annual expenses” line.

Please see page 6 of the Revised Registration Statement where the fee table has been revised to delete the reference to AUM.

October 16, 2024

7.	Please supplementally explain how “total annual expenses” are 145 basis points while management fee, distribution fee, and others total 195 bps.

We have revised “Total Annual Expenses” in the fee table to reflect expenses equal to 195 basis points of NAV. Previously, this figure had shown the 145 basis points associated with the management fee calculated based on AUM and 50 basis points tied to other expenses. As the Fee Table only shows figures in NAV, we have adjusted the presentation.

8.	If borrowing is part of the Fund’s principal investment strategy, please disclose.

Borrowing is not part of the Fund’s principal investment strategy.

9.

The revised management fee states that it may “result in the calculation of the management fee based on a lower asset value.” What does “lower asset value” refer to? Please clarify in the disclosure. For example, if accurate, please consider revising to state that the management fee may be based on a lower asset value than the value used to calculate NAV.

The referenced language has been deleted. Calculation of the management fee does not affect the Fund’s asset value. The Fund will use “assets under management” to calculate the management fee as opposed to “net asset value.” AUM is calculated in the same manner as NAV with the exception that the value of Mortality Contract assets for AUM is limited to the lesser of NAV or the purchase price plus premium payments. Therefore, it is possible that the management fee determined based on AUM will be less (but never more) than it would be if determined based on NAV. We note that the last sentence of Footnote 4 clarifies that the AUM fee calculation used in connection with the calculation of the management fee may be lower (but never higher) than what the management fee would have been had it been based on the NAV of the Fund.

10.

The management fee is calculated as the lesser of NAV or the purchase price of longevity assets plus premiums paid. Please supplementally explain if “lesser of NAV” should instead state “estimated value of the Longevity Assets” or “fair value of Longevity Assets.” If so, please revise the disclosure.

Please see our response to Comment 9 above and page 6 of the Revised Registration Statement were this disclosure has been revised to state that the value of Mortality Contracts for purposes of the calculation of the Management Fee is based on the lesser of the fair value of the Longevity Assets or the Longevity Asset purchase price plus premiums paid. The value of Annuity Contracts is the lesser of (i) NAV or (ii) premium paid less dividends received.

October 16, 2024

11.	The disclosure regarding the management fee states that AUM is the equivalent of NAV. Please delete or revise as this could cause confusion about the definition of NAV.

Please see our responses to Comments 9 and 10 above.

12.	The disclosure states that AUM may be lower than NAV, but defines AUM as the equivalent of NAV. Please reconcile.

Please see our responses to Comments 9 and 10 above.

13.

Based on disclosure in the Registration Statement about “determination of NAV” it appears that the Fund is not calculating NAV based on the AUM formulation disclosed in Fee Table FN 4. If so, please revise the Fee Table disclosure referencing AUM. Consider deleting the reference to AUM calculation in the fee table.

The Fund will calculate the management fee based on AUM, as set forth above. However, the fee table requires disclosure in terms of NAV, and not AUM, and as such all references to AUM in the fee table have been removed. In order to fully and fairly reflect the calculation of the management fee, footnote 4 to the fee table explains how the calculation based on AUM could, but might not, vary from the calculation based on NAV. Essentially, the AUM calculation used with respect to determining the management fee will consider the value of Longevity Assets to be the lesser of (i) NAV and (ii) the purchase price of such Longevity Asset plus all premiums that the Fund has paid on such Longevity Assets.

14.	Please clarify in the fee table if the management fee is being calculated based on gross assets or net.

Please see page 6 of the Revised Registration Statement where the Fee Table provides that all annual expenses (including the management fee) are calculated based on net assets attributable to common shares.

15.

Please supplementally confirm that the Fund will disclose AFFE (Acquired Fund Fees and Expenses) separately in the Fee Table to the extent it exceeds one basis point of average net assets. See Item 3 Instruction 10A of Form N-2.

The Fund does not intend to invest in other funds. However, if the Fund does invest in other funds, it will disclose Acquired Fund Fees and Expenses (“AFFE”) in the Fee Table as a separate line item to the extent that AFFE exceeds one basis point of average net assets.

16.

The risk disclosure regarding the use of a single life expectancy provider just discusses the risk of that provider being unable to provide life expectancy reports and the risks of using other sources. Please consider adding more specific risk disclosure about potential risks of using one single life expectancy provider and how that may impact the data the Fund receives about life expectancy.

October 16, 2024

Please see page 9 and 32 of the Revised Registration Statement where we have added disclosure that “to the extent that there are errors, biases, or deficiencies in the data obtained and analyzed by the Fund’s primary life expectancy provider, such deficiencies will impact the life expectancy reports reviewed by the Manager and may impact the valuation determination developed by the Manager.”

17.

Under the heading “The Fund’s reliance on various affiliates of the Manager…” In the last sentence “If the Manager were to engage un-affiliated parties to perform for the Fund Longevity Asset valuation and serving, the Fund would be responsible to pay such vendors rather than the Manager” – Please explain why the Manager wouldn’t engage unaffiliated third parties to avoid the conflict of interest.

Please see page 9 of the Revised Registration Statement where we have added disclosure that the affiliates of the Manager that it engages are paid directly by the Manager, and the Fund is not responsible for any fees paid to these affiliates (other than indirectly through the management fee).

18.

Please add disclosure to the last paragraph explaining that the Safe Harbor Provisions of Section 21E of the Securities Exchange Act and Section 27A of the Securities Act, which precludes similar liability for forward looking statements do not apply to the Fund, as the Fund is an Investment Company.

Please see page 24 of the Revised Registration Statement where this disclosure has been added.

19.

Reference to “the repurchase pricing date.” Please consider explaining the Repurchase Pricing Date on page 26, as the term was defined on the Cover Page. Please clarify in the disclosure that the shares will be valued within 14 days after the Repurchase Request Deadline.

Please see page 26 of the Revised Registration Statement where additional disclosure related to the Repurchase Pricing Date and clarification that the shares will be valued within 14 days after the Repurchase Request Deadline has been added.

20.

Under “Procedures with respect to review and approval of related person transactions” – please consider whether it would be appropriate to include disclosure specific to conflicts that may arise in transactions with related persons or employees, including any entity within the Abacus group.

Please see page 47 of the Revised Registration Statement that has been updated to provide additional disclosure related to conflicts which may arise with related persons or employees, including with any entity within the Abacus group.

21.

Rule 23c-3I appears to be a typo, and the Fund may want to be revised to Rule 23c-3c. Please also check cite regarding Rule 133-4 of the Exchange Act. Should this be Rule 133 of the ’33 Act? Or supplementally explain what the rule is referring to?

October 16, 2024

Please see page 48 of the Revised Registration Statement where these typos have been corrected.

22.	Please consider explaining the Repurchase Pricing Date which is currently defined on the Cover Page.

Please see page 50 of the Revised Registration Statement where this disclosure has been updated.

23.

Please consider revising the disclosure on page 57 to make more clear which requirements apply to claims arising under the federal securities laws. For example, are shareholders raising claims under the federal securities laws required to make a pre-suit demand on the board and must the board be given a reasonable amount of time to consider such demand? If so, please clarify.

Please see page 56 of the Revised Registration Statement which has been updated to make clear that the conditions do not apply to causes of action brought under the federal securities laws.

24.

The disclosure related to fund governance on page 57 includes a refences to the Declaration of Trust “or the 1940 Act.” Please delete “or the 1940 Act” and next paragraph including the exclusive jurisdiction provision, as claims under the federal securities laws are carved out from this provision.

Please see page 56 of the Revised Registration Statement which has been updated to address these revisions to the disclosure.

25.

In the next paragraph on page 57 regarding exclusive Delaware jurisdiction, please make clear that this exclusive jurisdiction does not apply to claims under the federal securities laws. Please also considered disclosing that exclusive forum jurisdiction may mean that shareholders may have to bring suit in an inconvenient and less favorable forum.

Please see page 56 of the Revised Registration Statement which has been updated to address these revisions to the disclosure.

26.

On page A-3, there is a statement “Provided that the Fund will invest at least 25% in Longevity Assets, related assets, which for purposes the Fund will treat as an industry….” Please revise to explicitly state that the Fund will be concentrated in Longevity Assets.

Please see page A-3 of the Revised Registration Statement where express disclosure that the Fund will be concentrated in Longevity Assets has been added.

27.	Please include the maximum number of days between each repurchase request deadline and the next Repurchase Pricing Date. See Rule 23(c)(3)(b)(ii).

October 16, 2024

Please see page A-4 of the Revised Registration Statement which has been revised to provide: “The maximum time between a Repurchase Request Deadline and the next Repurchase Request Deadline will be 92 days.”

28.	In the second paragraph under Nominating and Governance Committee, please confirm you want to rely on the listed exemptive rules.

Please see page A-10 of the Revised Registration Statement which has been updated to include the exemptive rules upon which the Fund expects to rely.

29.	Please confirm the legal opinion will confirm to Corp Fin. Staff Legal Bulletin No. 19.

The Fund confirms that the legal opinion will conform to Corp. Fin. Staff Legal Bulletin No. 19.

30.	Please attach all material contracts, including contracts between ABL Tech and Lapetus Solutions and any employee sharing agreements pursuant to Item 25.2.K.

The Fund has not entered into any material contract with Lapetus Solutions. Instead, the Fund purchases life expectancy reports from Lapetus Solutions on a Mortality Contract by Mortality Contract basis. Additionally, we have included additional material contracts with the filing of the Revised Registration Statement under exhibits (g), (h), (j), (k), (p) and (r). We will file any additional material contracts in an amendment to the Revised Registration Statement.

31.	Please confirm that the power of attorney conforms to Rule 483(b).

The Fund confirms that the power of attorney conforms to Rule 483(b).

32.	In the Declaration of Trust, please delete “Other assets” from the sentence “other assets that the Manager deems appropriate…”

The Declaration of Trust has been updated accordingly.

33.	In Section 3.12 of the Declaration of Trust, please delete the reference to the “Investment Company Act.”

This reference has been deleted from the Declaration of Trust.

34.

Please revise Section 9.6(d) of the Declaration of Trust to explicitly carve out federal rules under the securities laws from the possibility that the shareholders may need to reimburse the Fund for any expense of any advisors used if the board determines not to bring an action.

The Declaration of Trust has been revised to explicitly carve out the federal rules under the securities laws from the possibility that the shareholders may need to reimburse the Fund or any expenses of any advisors used if the board determines not to bring an action.

October 16, 2024

35.	Please revise Section 9.6(e) of the Declaration of Trust to remove the requirement that at least 10% of shares of the Fund join a derivative action.

The Declaration of Trust has been revised to remove the requirement that at least 10% of shares of the Fund join a derivative action.

SEC Legal Comments Received September 24, 2024 to Comment Response Letter dated April 24, 2024

36.

Please consider disclosing the Manager/Fund’s basis for asserting the use of a single life expectancy provider is consistent with industry practice, as use of a single LE provider may have a material impact on the performance of the Fund.

As noted on page 3 of the Revised Registration Statement, the Manager expects to utilize multiple life expectancy providers to determine whether or not to purchase a Mortality Contract, however will use a single life expectancy provider to value the Mortality Contracts once acquired. This is key, as the Manager, as valuation designee, must utilize a standard life expectancy provider when it is valuing policies in the portfolio, failure to use a single life expectancy provider would introduce additional variables to the valuation process based on the methodologies used by each life expectancy provider.

The Manager and its affiliates have participated as a major market participant in the life settlements industry for over 30 years. In their significant experience, Lapetus Solutions has proven to be both the most accurate and conservative of the available life expectancy providers. Based on the Manager’s and its affiliates’ life settlements industry experience, the Manager currently expects to rely on Lapetus Solutions for on-going life expectancy valuations after acquisition.

The Manager experience has shown that life expectancy predictions can vary from life expectancy provider to life expectancy provider based upon the factors that the provider deems most important. Given the Manager’s experience with Lapetus Solutions, as well as other life expectancy providers, the Manager has determined that the life expectancy reports provided by Lapetus Solutions provide the best basis for valuation and analysis of Mortality Contracts.

In addition, please see pages 9 and 30 of the Revised Registration Statement were we have included additional disclosure language with respect to the risks inherent in using a single life settlement provider

37.

Response 12 references engaging the Manager as the Valuation Designee. This reference is also located in the registration statement. Please clarify in the disclosure that it is the Fund board that engages the Manager as the Valuation Designee (pursuant to rule 2a-5(b)).

Please see pages 9 and 10 of the Revised Registration Statement where additional clarity has been added that the Fund board engages the Manager as the Valuation Designee.

October 16, 2024

38.	Response 13 states that “the Manager, as Valuation Designee, also assigns fair value of the Fund’s other assets, which may include cash, cash equivalents…”

i.	Please supplementally clarify this response. For example, is the Valuation Designee fair valuing all the Fund’s assets?

The Valuation Designee (i.e., the Manager) will value all Fund assets and apply fair valuation methodologies as appropriate to various asset classes. Cash and cash equivalents are valued at face value.

ii.	Please supplementally explain and disclose what “other assets” refers to in this response.

At this time, we are not aware of any “other assets” that the Fund may invest in in the future. We will remove “other assets” from the disclosure.

iii.	Please supplementally explain how cash and cash equivalents are being “fair valued,” under what accounting standard, and the basis for this.

Cash and cash equivalents are valued at face value. We will clarify this disclosure.

39.

Response 16 discusses and lists out “material risks,” and then separately mentions “additional macro-type relevant risks.” Please disclose, if applicable, these additional macro-type risks if they are also considered material risks.

Macro risks can include such things as global pandemics, war (or attacks such as 9/11 and the aftermath on the emergency responders and residents of lower Manhattan), significant economic fluctuations (up or down) that could impact quality of life, and medical discoveries that cure currently incurable diseases. While these risks could impact life expectancies, it would not be realistic to describe the impact of these events on a discrete pool of Longevity Assets that would be useful to investors.

40.	Response 17 states that “[t]he Manager will independently analyze market risks and data inputs as well as the information provided by ABL Technologies and Lapetus Solutions.”

i.	Please supplementally explain and disclose which entities the Fund is using as pricing services. Please confirm you plan to comply with rule 2a-5(a)(4) with respect to these pricing services.

The Fund, through its Valuation Designee, uses Lapetus Solutions and ABL Technologies as inputs for its valuation methodology. The Fund does not expect to rely on any external pricing services.

October 16, 2024

ii.

Response 23 states that the Fund: “may use other life expectancy providers either alone or in combination with Lapetus Solutions.” Please supplementally explain if these “other life expectancy providers” will be considered pricing services under rule 2a-5.

No. None of Lapetus Solutions nor the other life expectancy providers are pricing services as defined in Rule 2a-5. As noted above, the life expectancy of a named insured is only one observable input in the Valuation Designee’s fair value process. The life expectancy provider is not a pricing service. It is an educated estimate based on factors that the life expectancy provider deems important; there is no service available that can precisely predict the exact life span of an individual, particularly if other than natural death could cause a premature death. The Valuation Designee relies primarily on the experience and knowledge of the Manager to determine the fair value of the Fund’s level 3 assets.

41.	Response 26 states that “we expect the board will ask for comparisons of valuation estimates as compared to actual results.” Please supplementally clarify what is meant by “actual results.”

Actual results means the actual price of purchased Mortality Contracts, and the actual proceeds from the dispositions of Longevity Assets. For instance, if the Fund sells a Mortality Contract to a third-party, the difference, if any, in the sale price as compared to the fair value that had been ascribed to the Mortality Contract prior to sale and the amount realized in the sale. Likewise, upon the death of an underlying insured and realization on the death benefit of a Mortality Contract, the amount of the death benefit would be the amount of the benefit and the result would reflect the differential between the fair value at which the Mortality Contract was carried and the actual amount of the death benefit.

42.

Response 26 states that the Board will test and, to the extent it deems appropriate, independently confirm the risk reports presented to it by the Chief Compliance Officer. Please supplementally clarify this process and the entity with which the board will independently confirm the risk reports.

In accordance with the Declaration of Trust, the Board may access independent advisers as the Board deems appropriate, including access to independent accounting firms to assess risk reports presented by the Chief Compliance Officer.

43.

Response 36 states that the Manager has appointed Frank Walden as its Vice President of Accounting and that in this role, he is responsible for the Fund’s accounting and reconciliation of the financial reports. Please supplementally explain his valuation expertise.

Frank Walden has been with Abacus for close to three years. Frank currently overseas the accounting and reconciliation of ABL’s private investment funds which currently have over 100M of AUM. These funds apply the fair value measurement as outlined in ASC 820, so Frank is quite familiar with the application of ASC 820 and related disclosures. Prior to Abacus, Frank was the Chief Financial Officer of a private property and casualty insurance company domiciled in the state of Florida.

October 16, 2024

44.	Please supplementally explain if the Fund’s “accounting and reconciliation” includes valuation expertise from an accounting perspective.

The Fund’s “accounting and reconciliation” function includes valuation expertise from an accounting perspective through the participation of Frank Walden. Additional detail on Frank’s biography is provided in response to Response 45 above.

45.

Response 40 states, “Currently, the Board has determined that the annual review in the fourth quarter, together with its quarterly review of Management reporting will adequately address the effectiveness of the Valuation Designee’s processes. We note that in Release No. IC-34128 the SEC indicated that the Board would have latitude to determine the frequency of reviews for the particular Fund.” Given that this is an interval fund with quarterly intervals, please supplementally explain how this cadence for board review (i.e., annual) was considered in comparison to the cadence for shareholder transactions (which you acknowledge in comment 18,“ the Fund’s share price in respect of sales and repurchases, increases or decreases based upon the Valuation Designee’s determination of fair value of the Fund’s aggregate assets.”).

Given the Manager’s significant industry experience, the Board has determined that annual review of the Valuation Designee’s processes is adequate at this time. Depending on the date of effectiveness of the registration statement, such review could occur within a few months of commencement of operations. If effectiveness does not occur until the first quarter of 2025, the board has the right to revisit timing of the review of the effectiveness of the Valuation Designee’s processes. We note that while repurchases will take place on a quarterly basis, sales of Fund shares can occur every business day. The board, in its regular meetings will be able to monitor sales and repurchases of shares which will indicate the effectiveness of the Valuation Designee’s processes; excessive sales or excessive redemptions act as a “canary in the coal mine” to show that the market’s perception of NAV differs from those of the Valuation Designee, which could trigger additional board intervention. However, the Manager’s personnel are highly experienced in purchase, sale and valuation of Longevity Assets and will use that experience to value the Fund’s level 3 assets.

46.

Response 49 states that, “Lapetus Solutions, as a life expectancy provider, is responsible for engaging the reviewing physician and assigning the best suited reviewing physician to the relevant Longevity Asset. The Manager’s review is meant to serve as a high level confirmation that the assigned physician reviewer is from the appropriate discipline, thereby serving as a validation of Lapetus Solutions’ process. Because the Manager is not actively involved in selecting the reviewing physician, this confirmatory review is not included in ABL Technologies’ Valuation Methodologies.”

October 16, 2024

i.

It is unclear from the responses/disclosure if some of the fair value methodologies under rule 2a-5 are being established by the Manager as the Valuation Designee or by ABL Technologies, as a service provider. Please supplementally clarify.

All of the fair value methodologies are established and effected by the Manager in its role as the Valuation Designee. The Valuation Designee utilizes ABL Technologies information as one of the observable inputs that are used as part of the Manager’s fair value calculations.

ii.	If the Manager is not confirming the review of physicians conducted by Lapetus, and this is not reflected in ABLs Technologies’ methodology, where is oversight of this process addressed?

The Manager engages Lapetus Solutions for its expertise to estimate life expectancies. In addition, the Manager reviews life expectancies provided by other life expectancy providers in connection with its purchasing decision, and to the extent that the Manager believes that an alternative life expectancy provider provides more accurate life expectancy reports, the Manager may determine to change to that alternative life expectancy provider for valuation purposes. While the Valuation Designee does make a high level review of the selected physician, Lapetus Solutions is not a pricing service as defined in 17 CFR Section 270.2a-5(a)(4). Although Lapetus Solutions is not a pricing service, the Valuation Designee does compare the Lapetus Solutions estimates with those of other life expectancy providers when purchasing a Mortality Contract, information provided by ABL Technologies’ database, and its internal knowledge and experience. If appropriate, the Manager may make further inquiry to Lapetus Solutions to discuss its findings. Unlike market trading, which is based on past occurrences, estimating life expectancies is a combination of experience data and estimates of future events. Therefore, Lapetus Solutions is not a pricing service.

SEC Legal Comments Received September 24, 2024 to Comment Response Letter dated April 24, 2024

47.	Per Item 3 of N-2, the fee table should be calculated based on Net Asset Value, rather than AUM. Please update accordingly.

Please see page 6 of the Revised Registration Statement which clarifies that the fee table is calculated using net asset value, and not assets under management.

48.	Please provide audited financial statements.

October 16, 2024

Audited financial statements to be filed as Exhibit pursuant to Item 24 of Form N-2. This audit will show an initial contribution of $100,000 from the Sponsor to the Fund. The audited financial statements will conform to the requirements of Regulation S-X.

SEC Comments 9/23/2024 from call with Accounting Team to Comment Response Letter from 8.28.24

49.	Please update to state “calibrate” instead of ‘recalibrate,” consistent with U.S. GAAP terminology in comment 25.

SEC Comment 25 from SEC Comment Letter dated 8/28/2024, and the response thereto to be restated in the current public SEC Comment Letter as follows:

25. Please confirm whether the Fund intends to recalibrate the fair market value of Longevity Assets. In particular, will the Fund recalibrate the fair market value of Mortality Contracts assets from the acquisition price of the Mortality Contracts?

The Fund intends to calibrate the fair market value of its Longevity Assets at the end of each business day and will do so in accordance with ASC 820-10-35-24C and ASC 820-10-30-3A.”

SEC Legal Comments Received September 23, 2024 to Comment Response Letter dated August 24, 2024

50.

Please supplementally describe and disclose the relationship between National Insurance Brokerage (“NIB”) and ABL, including any conflicts of interest or overlapping employees. We may have additional comments. In your responses, please describe whether you believe there are any material conflicts that need to be disclosed with this relationship. Please disclose all material conflicts and all conflicts of interest.

National Insurance Brokerage (“NIB”) is an insurance brokerage and general agency that sells insurance products to individual insureds. NIB does not engage in transactions in secondary or tertiary life settlement transactions. The Fund does not, and will not, enter into any relationship or transactions with NIB.

While NIB is owned by the four largest shareholders of Abacus Life, Inc., it is not a consolidated subsidiary of Abacus Life, Inc. and therefore not an affiliate of the Fund or Manager.

51.

Expand the disclosure to highlight each material potential and actual conflict of interest that a prudent investor should be made aware of in connection with his or her decision whether to invest in the common stock of the Fund, including the specific entities the Fund may have a conflict with. Including, for example, other Abacus entities.

Please see the disclosure added to pages 9 and 18 of the Revised Registration Statement.

October 16, 2024

* * *

Please contact me at (312) 443-0337 or Jerry Francese at (212) 912-2744 with any questions or further comments regarding the Fund’s responses to your comments.

Sincerely,

/s/ Thomas V. Bohac, Jr.

Thomas V. Bohac Jr.

Locke Lord LLP

cc: Jay Jackson, ABL Longevity Growth and Income Fund